Post-Qualification Offering Circular Amendment No. 04

File No. 024-10540

PART II

OFFERING CIRCULAR

Appliqate Inc

Dated: July 26, 2018

This Post-Qualification Offering Circular Amendment No. 02 (this “Offering Circular Amendment No. 01”) amends the offering circular of Appliqate Inc, dated April 1, 2016, as qualified on May 17, 2016, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Offering Circular Amendment No. 02, is part of an offering statement (File No. 024-10540) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Offering Circular Amendment No. 02 all of the information contained in Part II of the Offering Circular. Note that any statement that we make in this Offering Circular Amendment No. 02 (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

The Offering Circular is amended as follows:

The Offering Circular’s original offer period of one year is extended for an additional year until May of 2019. There are no other amendments at this time.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this amendment to Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Draper, State of Utah on July 26, 2018.

APPLIQATE INC

By:	/s/ David Anderson
David Anderson
President and Chief Executive Officer

This offering statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ DAVID ANDERSON	President and Chief Executive Officer	July 26, 2018
David Anderson

/s/ JORDAN HEMMING	Director and Executive Vice President	July 26, 2018
Jordan Hemming

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Appliqate, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Appliqate, Inc. (the “Company”) as of January 31, 2018 and 2017, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2016.

Houston, Texas

July 20, 2018

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FINANCIAL STATEMENTS

APPLIQATE, INC.

BALANCE SHEETS

(Audited)

	January 31,
	2018	2017
ASSETS

Current asset:
Cash	$1,219	$303
Total current asset	1,219	303

Net Fixed Assets	41,667	50,000

Total assets	42,886	50,503

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued liabilities	10,734	2,533
Total current liabilities	10,734	2,533

Long-Term liabilities:
Notes payable	65,000	65,000
Total long-term liabilities	65,000	65,000

Total liabilities	75,734	67,533

Stockholders’ deficit:
Preferred stock A; $0.001 par value, 1,000,000 shares authorized and no shares issued and outstanding	-	-
Common stock; $0.001 par value, 1,000,000,000 shares authorized and 61,370,000 and 60,988,000 shares issued and outstanding, respectively	61,370	60,988
Additional paid-in capital	222,605	111,937
Accumulated deficit	(316,823)	(190,155)
Total stockholders’ deficit	(32,848)	(17,230)

Total liabilities and stockholders’ deficit	$42,886	$50,503

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

STATEMENTS OF OPERATIONS

(Audited)

	For the Years Ended January 31,
	2018	2017

Revenues	$17,655	$24,208

Cost of revenues	-	6,404

Gross profit	17,655	17,804

Operating expenses:
General and administrative	16,198	3,600
Compensation expense	120,000	120,000
Total operating expenses	136,198	123,600

Loss before other expenses	(118,543)	(105,796)

Other expense
Interest expense	8,125	2,394
Total other expense	8,125	2,394

Loss before income taxes	(126,668)	(108,190)

Provision for income taxes	-	-

Net loss	$(126,668)	$(108,190)

Basic loss per common share	$(0.00)	$(0.00)

Basic weighted average common shares outstanding	61,370,000	60,041,175

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICT

(Audited)

	Preferred Stock A		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, January 31, 2016	-	-	60,000,000	60,000	10,400	(81,965)	(11,565)

Common stock issued for cash	-	-	987,500	988	8,887	-	9,875

Contribution of wages and rent					92,650		92,650

Net loss for the year ended January 31, 2017						(108,190)	(108,190)

Balance, January 31, 2017	-	-	60,987,500	60,988	111,937	(190,155)	(17,230)

Cash received for common stock	-	-	382,500-	382	2,843	-	3,225

Contribution of wages, rent, consulting and professional fees to capital					107,825		107,825

Net loss for the year ended January 31, 2018						(126,668)	(126,668)

Balance, January 31, 2018	-	$-	61,370,000	$61,370	$222,605	$(316,823)	$(32,848)

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

STATEMENTS OF CASH FLOWS

(Audited)

	For the Years Ended January 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(126,668)	$(108,190)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Amortization	8,333	-
Contribution of wages, rent, consulting and professional fees to capital	107,825	92,650
Changes in operating assets and liabilities:
Increase in accounts payable and accrued expenses	8,201	2,394
Net cash used in operating activities	(2,309)	(13,146)

Cash flows from financing activities:
Proceeds from stock issued for cash	3,225	9,875
Net cash provided by financing activities	3,225	9,875

Net change in cash	916	(3,271)

Cash, beginning of period	303	3,574

Cash, end of period	$1,219	$303

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITY:
Software purchased with note payable	$-	$50,000

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2018

(Audited)

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Appliqate, Inc. (“Appliqate”, or the “Company”). Appliqate was incorporated on April 29, 2015, under the laws of the State of Wyoming.

Appliqate is a marketing and technology company focusing on text message marketing and loyalty rewards through text marketing. Appliqate campaign management business has a SMS expert that assists in the implementation of their marketing campaign, allowing business owners to focus on their business and have an experienced SMS expert run their text marketing campaign.

a. Accounting Methods

Appliqate’s financial statements are prepared using the accrual method of accounting. Appliqate has elected a January 31 year-end.

b. Cash Equivalents

Appliqate considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

c. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Revenue Recognition Policy

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered and title has transferred, the sales price is fixed or determinable, and collectability is reasonably assured. The Company has recognized $17,655 and $24,208 in revenue for the years ended January 31, 2018 and 2017, respectively.

e. Stock-Based Compensation

Appliqate records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718 “Stock Compensation” and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515 “Equity-Based Payments to Non-Employees”, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

f. Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for prepaid expenses accrued expenses approximate the respective fair values due to the short maturities of these items.

g. New Accounting Pronouncements

Appliqate has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2018

(Audited)

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP upon its effective date. The original effective date January 1, 2017 was deferred by ASU No. 2015-14. The deferral resulted in the new revenue standard being effective as of January 1, 2018. The changes were not adopted by financial reporting of Appliqate for the year ended January 31, 2018. In the future it is expected the company will report ASC606 using modified retrospective which means it will not recast past revenue and can speed up implementation. This is not expected to have a material effect on the future financial statements of the company.

h. Long Lived Assets

Periodically the Company assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of ASC Topic 360, “Property, Plant and Equipment.” The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized since inception.

During the year ended January 31, 2018, the software with a value of $50,000 was ready to be placed in service on February 1, 2017, began amortizing over a three-year term. During the year ended January 31, 2018, the Company recognized $8,333 in amortization expense.

i. Basic and Diluted Loss Per Share

Appliqate presents both basic and diluted earnings per share (EPS) on the face of the Statements of Operations. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible securities, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. Appliqate has not issued potentially dilutive instruments.

j. Income Taxes

Appliqate files income tax returns in the U.S. federal jurisdiction, and the state of Wyoming. Appliqate’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The new tax rate reform has effected a change from the previous 35% to 21%.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2018

(Audited)

Net deferred tax assets consist of the following components as of January 31, 2018 and 2017:

	2018	2017
Deferred tax assets:
Net operating loss carry forward	$9,144	$8,600
Valuation allowance	(9,144)	(8,600)
Net deferred tax asset	$-	$-

The federal income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations for the years ended January 31, 2018 and 2017 due to the following:

	2018	2017
Pre-tax book income (loss)	$(43,067)	$(37,867)
Expenses contributed capital	39,425	32,428
Net operating loss carry forward	(13,940)	(3,999)
Accrued expenses	2,762	838
Changes to valuation allowance due to change in tax rate	5,676

Valuation allowance	9,144	8,600
Federal Income Tax	$-	$-

Appliqate had net operating losses of approximately $16,439 that expire in years through 2028. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

NOTE 2 - RELATED PARTY TRANSACTIONS

During the years ended January 31, 2018 and 2017, Appliqate paid a total of $19,200 and $27,500 of wages in cash and accrued an additional $100,800 and $90,250 for two officers, respectively. The two officers agreed to contribute all accrued wages to capital as of January 31, 2018 and 2017.

During the year ended January 31, 2018 and 2017, Appliqate accrued $2,400 and $2,400 for unpaid rent on use of office space to an officer of the Company, respectively. The officer elected to contribute the accrued rent to capital at January 31, 2018 and 2017.

During the year ended January 31, 2018, an officer of the Company paid $4,625 in expenses on behalf of the Company. The officer elected to contribute the amounts to capital at January 31, 2018.

NOTE 3 - STOCKHOLDERS’ DEFICIT

Between September 2016 and January 2017, Appliqate sold a total of 987,500 shares of its common stock for cash of $9,875, or $0.01 per share.

Officers and directors of the Company elected to contribute $90,250 in accrued wages to capital at January 31, 2017.

An officer of the Company elected to contribute $2,400 in accrued rent to capital at January 31, 2017.

During 2018, the Company settled its round of sales of stock for cash and received an additional $3,225 in cash and issued 322,500 shares.

Officers and directors of the Company elected to contribute $100,800 in accrued wages to capital at January 31, 2018.

An officer of the Company elected to contribute $2,400 in accrued rent to capital at January 31, 2018.

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2018

(Audited)

An officer of the Company paid $4,625 in expenses on behalf of the Company and elected to contribute the amounts to capital at January 31, 2018.

NOTE 4 - NOTES PAYABLE

On January 4, 2016, Appliqate issued a note payable in the amount of $15,000 for cash. The note accrues interest at 12.5%, is unsecured and due January 4, 2026. At January 31, 2018 and 2017, the balance of the note was $15,000. Accrued interest on the notes payable at January 31, 2018 and 2017 totaled $3,894 and $2,018, respectively.

On January 1, 2017, Appliqate issued a note payable in the amount of $50,000 for developed software. The note accrues interest at 12.5%, is unsecured and due January 1, 2027. At January 31, 2018 and 2017, the balance of the note was $50,000. Accrued interest on the notes payable at January 31, 2018 and 2017 totaled $6,764 and $514, respectively.

NOTE 5 - GOING CONCERN

Appliqate ‘s financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Appliqate has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the Appliqate’s ability to continue as a going concern are as follows:

Appliqate is currently seeking funding for the start-up of operations during fiscal year 2019 and plans to enter into several financing transactions. The continuation of Appliqate as a going concern is dependent upon its ability to generating profitable operations that produce positive cash flows. If Appliqate is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Appliqate will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan. The ability of Appliqate to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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